Stanley Kim

Co-Founder @
San Diego, California, United States

Summary

Stanley Kim is an entrepreneur with a passion for innovation. His colleagues warmly refer him as an eclectic or parallel entrepreneur having founded several technology (healthcare and software) companies that develop products which enhance or better people's lives. Stanley has been fortunate enough to work with leading technologists and research institutes in the world which act as the foundation for his companies.

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Experience

WinSanTor
CEO and Co-Founder
December 2011 - Present (13 years 5 months)
San Diego

WinSanTor, Inc. (WST) is in its final phase (PH3) of developing potentially the first diseasemodifying (regeneration) treatment for peripheral neuropathy.-

TicketSocket
Something
December 2010 - Present (14 years 5 months)

Emotient acq by Apple (NASDAQ: APPL)
Co-Founder & COO
December 2008 - January 2013 (4 years 2 months)
San Diego, California, United States

https://www.wsj.com/articles/apple-buys-artificial-intelligence-startup-emotient-1452188715

SoftMax acq by Qualcomm (NASDAQ QCOM)
Co Founder
January 1999 - December 2007 (9 years)
San Diego, California, United States

https://www.infoworld.com/article/2649907/qualcomm-buys-noise-reduction-company-softmax.html

Salk Institute for Biological Studies
Director of Intellectual Property, Tech Transfer Office
September 1998 - March 2002 (3 years 7 months)
San Diego, California, United States

DLA Piper (formerly Gray Cary Ware & Freidenrich)
Intellectual Property Attorney
September 1996 - September 1998 (2 years 1 month)
San Diego, California, United States

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Education

University of California, Berkeley

High School